

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via-Email</u>
Onward Choi
Acting Chief Financial Officer
NetEase, Inc.
26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China

> **Re:** **NetEase, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 0-30666**

Dear Mr. Choi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Operating and Financial Review and Prospects, page 44</u>

<u>A. Operating Results, page 44</u>

1. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from your consolidated variable interest entities. The information should be in sufficient detail to convey the assets and operations that are not subject to involvement with your consolidated variable interest entities.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 54

Revenues, page 54
Online Games Services, page 54

2. Reference is made to the first risk factor discussed on page 5. Given the importance of a limited number of online games to your business, please tell us your consideration of: (i) disclosing net revenues from each online game named in this risk factor as well as net revenues in total from all other online games for each year presented; and (ii) discussing related trends. Refer to Item 5 of Form 20-F.

Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-1

3. Reference is made to your responses to comment 14 in our letter dated August 8, 2011, comment 4 in our letter dated September 27, 2011, comment 2 in our letter dated October 26, 2011 and comment 1 in our letter dated November 10, 2011. We would like to get an updated understanding about the background of the people who, as of December 31, 2011, were primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each new person involved and for each new person that replaced people described in the responses to the comments referred to above, please tell us:

    - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

    - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

    - the nature of his or her contractual or other relationship to you;

    - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

    If none of your employees hold a license as a Certified Public Accountant in the United States and did not attend U.S. institutions or extended educational programs that provide

extensive relevant education relating to U.S. GAAP, please tell us your basis for
concluding that your internal control over financial reporting is effective.

Notes to the Consolidated Financial Statements, page F-7

Note 1. Organization and Nature of Operations, page F-7
(b) Nature of Operations, page F-10

4. Please disclose the length of term/remaining term and renewal provisions of your
    principal agreements that provide effective control over the variable interest entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202)
551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Paul Boltz
        Ropes & Gray, LLP.